SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for December 9, 2003

Sasol Limited

1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Enclosures:

1.       Media release dated 4 December 2003 : Sasol Blue Pumps Relocating to Exel

2.       Notification to JSE of Dealing in Securities by a Director of Sasol Limited dated 4 December 2003

3.       Notification on SENS : Sasol publishes “Investor Insight” newsletter on its website

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2003

	By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary

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4 December 2003

SASOL BLUE PUMPS RELOCATING TO EXEL

Sasol is relocating about 1100 Sasol blue pumps from the forecourts of other fuel companies in South Africa to Sasol and Exel branded service stations to enable brand loyal motorists to fill up with their favourite fuels.

“This is a direct consequence of the expiry of former agreements to sell our fuel through one blue pump on the forecourts of other fuel retailers,” says Sasol chief executive, Pieter Cox.

He said that Sasol will enter the retail market on 1 January 2004 to sell its fuels and lubricants directly through its emerging national network of ultra-modern retail convenience centres which will start opening in early 2004.

This network will enable Sasol to leverage its leading brand and to develop stronger relationships directly with loyal customers.

Sasol Oil managing director, Hannes Botha said relocation of the pumps will take place in November/December and assured loyal blue pump users that their favourite brand will be readily available at most Exel or Sasol service stations.

Ends

Contact person for Sasol:

Johann van Rheede

Media manager

Sasol group communication & brand management

Telephone:	+27 (0)11 441 3295
Mobile:	+27 (0) 82 329 0186
E-mail	johann.vanrheede@sasol.com

04 December 2003

The JSE Securities Exchange South Africa

Listings Division

One Exchange Square

Gwen Lane

SANDOWN

2196

Dear Sirs

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.65 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name	L P A Davies
Office Held	Executive Director
Company	Sasol Limited

Date transaction effected	04 December 2003
Offer date	28 September 1998
Offer price per share	R25,10
Number of shares	17 200
Selling price per share	R82,44
Total selling price	R1 417 968,00
Class of shares	Ordinary no par value
Nature of transaction	Take up and sale of shares pursuant to exercise of share options
Nature and extent of Director’s interest	Beneficial holder

Date transaction effected	04 December 2003
Offer date	27 February 1995
Offer price per share	R29,75
Number of shares	8 000
Selling price per share	R81,88
Total selling price	R655 040,00
Class of shares	Ordinary no par value
Nature of transaction	Take up and sale of shares pursuant to exercise of share options
Nature and extent of Director’s interest	Beneficial holder

Yours faithfully

M DU TOIT

MANAGER: COMPANY SECRETARY SERVICES

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Sasol publishes ‘Investor Insight’ newsletter on its website

Sasol has published “Investor Insight”, a newsletter aimed at the investment community on its website. This contains several articles, amongst them a quarterly business review and several stories focussing on Sasol’s strategy and capital projects. “Investor Insight” is an electronic publication available in both browsable and downloadable formats from Sasol’s website at http://w3.sasol.com/investor_news/index.htm

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